UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE OF 1934
                               (AMENDMENT NO. 6)*



                                      HAVAS
                                      -----
                                (Name of Issuer)

            ORDINARY SHARES, NOMINAL VALUE (EURO)0.40 PER SHARE, AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE (1) ORDINARY SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                     419313101 (AMERICAN DEPOSITARY SHARES)
                     --------------------------------------
                                 (CUSIP Number)



       CEDRIC DE BAILLIENCOURT                    RICHARD A. POLLACK, ESQ.
            TOUR BOLLORE                         SULLIVAN & CROMWELL LLP
       31/32 QUAI DE DION BOUTON                       125 BROAD STREET
        92800 PUTEAUX, FRANCE                     NEW YORK, NEW YORK 10004
     TELEPHONE: (33) 1 46 96 48 97                TELEPHONE: (212) 558 4000
      TELEFAX: (33) 1 46 96 48 76                  TELEFAX: (212) 558 3588

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 18, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         (Continued on following pages)

                                  SCHEDULE 13D
--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 2 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Vincent Bollore
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           AF, PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 5,000
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  125,675,385*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 5,000
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 125,675,385*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           125,680,385*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.30%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           HC, IN
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by CSCS Limited, a subsidiary of Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 29.54% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on January 19, 2006.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 3 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Bollore Medias Investissements
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC, AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  125,672,285*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 125,672,285*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           125,672,285*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.30%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by CSCS Limited, a subsidiary of Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 29.54% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on January 19, 2006.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 4 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Bollore Investissement
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  125,675,385*
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 125,675,385*
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           125,675,385*
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.30%**
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

* This includes 16,929,649 Ordinary Shares beneficially owned by CSCS Limited, a subsidiary of Sebastian Holdings Inc. The filing persons disclaim any beneficial ownership of such Ordinary Shares.

** The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 29.54% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on January 19, 2006.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 5 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Financiere du Loch
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 -0-
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           -0-
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 6 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Cedric de Bailliencourt
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on January 19, 2006.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 7 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Marc Bebon
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on January 19, 2006.

--------------------------------                --------------------------------
CUSIP NO.  419313101                                    PAGE 8 OF 12 PAGES
--------------------------------                --------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           Thierry Marraud
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                           (a) [X]
                                                                       (b) [_]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
           SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
           PF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [_]
           TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER

                                 3,100
                           -----------------------------------------------------
    NUMBER OF              8     SHARED VOTING POWER
     SHARES
   BENEFICIALLY                  -0-
  OWNED BY EACH            -----------------------------------------------------
    REPORTING              9     SOLE DISPOSITIVE POWER
   PERSON WITH
                                 3,100
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,100
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              [_]

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.00%*
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

* The denominator is based on 428,881,893 Ordinary Shares, as reported by Euronext Paris on June 6, 2005 (the most recently available report). 0.00% of the voting rights, based on a total number of voting rights of 425,463,658, as published by the Autorite des Marches Financiers on January 19, 2006.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 6 to Statement on Schedule 13D (the "AMENDMENT NO. 6") amends and supplements the Statement on Schedule 13D, originally filed on October 26, 2004, as amended and supplemented by Amendment No. 1 to Statement on Schedule 13D, filed on December 27, 2004, as amended and supplemented by Amendment No. 2 to Statement on Schedule 13D, filed on April 28, 2005, as amended and supple-mented by Amendment No. 3 to Statement on Schedule 13D, filed on June 10, 2005, as amended and supplemented by Amendment No. 4 to Statement on Schedule 13D, filed on June 16, 2005, and as further amended and supplemented by Amendment No. 5 to Statement on Schedule 13D, filed on November 14, 2005, and relates to the ordinary shares, nominal value (euro)0.40 per share (the "ORDINARY SHARES") of Havas, a French societe anonyme (the "ISSUER") with its principal executive offices located at 2 allee de Longchamp, 92281 Suresnes Cedex, France.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2(a)-(c), (f) is hereby amended and supplemented by adding and revising the following information to Exhibit 1 to Amendment No. 5 to Statement on Schedule 13D, filed on November 14, 2005 (information concerning BI and its executive officers and directors):

Mr. Antoine Bernheim
Ordinary Shares beneficially owned: 100,000

Mr. Denis Kessler
Ordinary Shares beneficially owned: 250


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby replaced and superseded in its entirety by the following description:

(a) See items 11 and 13 of the cover pages to this Amendment No. 6 for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

As of June 6, 2005, there were 428,881,893 Ordinary Shares, as reported by Euronext Paris (the most recently available report). As of January 19, 2005, there were 425,463,658 voting rights, as published by the Autorite des Marches Financiers.

As of the filing date of this Amendment No. 6, BMI beneficially owns 125,672,285 Ordinary Shares, which includes 16,929,649 Ordinary Shares beneficially owned by CSCS Limited ("CSCS"), a subsidiary of Sebastian Holdings Inc. ("SEBASTIAN HOLDINGS") that BMI may be considered to beneficially own pursuant to the terms of the Sebastian Holdings Agreement and the Amendments to the Sebastian Holdings Agreement described in Item 6. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by CSCS. BMI's beneficial ownership represents approximately 29.30% of the Ordinary Shares and 29.54% of the voting rights.

BI indirectly controls BMI, and thus, as of the filing date of this Amendment No. 6, may be considered to have beneficial ownership of the aggregate 125,672,285 Ordinary Shares beneficially owned by BMI, which includes 16,929,649 Ordinary Shares beneficially owned by CSCS that BI may be considered to beneficially own pursuant to the terms of the Sebastian Holdings Agreement and the Amendments to the Sebastian Holdings Agreement described in Item 6. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by CSCS. In addition to the 3,100 Ordinary Shares BI beneficially owns, as of the filing date of this Amendment No. 6, BI may be considered to have beneficial ownership of an aggregate of 125,675,385 Ordinary Shares, which represents approximately 29.30% of the Ordinary Shares and 29.54% of the voting rights.

As of the filing date of this Amendment No. 6, each of Messrs. de Bailliencourt and Bebon beneficially owns 100 Ordinary Shares, which holding represents approximately 0.00% of the Ordinary Shares and 0.00% of the voting rights.

As of the filing date of this Amendment No. 6, Mr. Marraud beneficially owns 3,100 Ordinary Shares, which holding represents approximately 0.00% of the Ordinary Shares and 0.00% of the voting rights.

Mr. Bollore indirectly controls BMI and BI, and thus, as of the filing date of this Amendment No. 6, may be considered to have beneficial ownership of the aggregate 125,672,285 Ordinary Shares beneficially owned by BMI, which includes 16,929,649 Ordinary Shares beneficially owned by CSCS that BMI may be considered to beneficially own and the 3,100 Ordinary Shares beneficially owned by BI. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by CSCS. In addition to the 5,000 Ordinary Shares Mr. Bollore beneficially owns, as of the filing date of this Amendment No. 6, Mr. Bollore may be considered to have beneficial ownership of an aggregate of 125,680,385 Ordinary Shares, which represents approximately 29.30% of the Ordinary Shares and 29.54% of the voting rights.

(b) See items 7 through 10 of the cover pages to this Amendment No. 6 for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

BMI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a), except for the Ordinary Shares beneficially owned by CSCS, with respect to which BMI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by CSCS. However, BI, who indirectly controls BMI, directs the investments and voting of BMI. Thus, BI shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI, except for the Ordinary Shares beneficially owned by CSCS, with respect to which BI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by CSCS.

Each of BMI and BI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a), except for the Ordinary Shares beneficially owned by CSCS, with respect to which each of BMI and BI may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by CSCS. However, Vincent Bollore, who controls BMI and BI through his indirect controlling interests in the parent companies of BMI and BI, directs the investments and voting of BMI and BI. Thus, Mr. Bollore shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI and BI, except for the Ordinary Shares beneficially owned by CSCS, with respect to which Mr. Bollore, through its indirect control of BMI and BI, may be considered to share voting power and dispositive power. The Bollore Filing Persons disclaim any beneficial ownership of the Ordinary Shares beneficially owned by CSCS.

(c) Exhibit 1 describes the transactions effected by the Bollore Filing Persons in the past 60 days. All such transactions were effected on the Paris stock exchange (Euronext Paris), except for the purchase by BMI on November 23, 2005 of 1,280,636 Ordinary Shares that was effected in a private transaction between BMI and FdL.

Item 5(e) is hereby amended and supplemented by adding the following paragraph at the end of the current description.

On November 23, 2005, FdL sold all of the Ordinary Shares it held to BMI and, as a result, ceased to be a beneficial owner of more than five percent of the Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by inserting the following paragraphs following the third paragraph of the current disclosure:

On November 18, 2005, BI, on its behalf and on behalf of BMI, and Sebastian Holdings entered into an amendment to the Sebastian Holdings Agreement, dated as of November 18, 2005, and attached as Exhibit 2 hereto ("AMENDMENT NO. 1"). Pursuant to the terms of Amendment No. 1, each party must notify the other party of any change in its holdings of Ordinary Shares. A party contemplating the consummation of an acquisition of Ordinary Shares that would result in the parties' aggregate holdings of Havas Ordinary Shares exceeding 33.2% of the share capital or the voting rights in Havas will be obliged to consult with the other party prior to such acquisition. If the non-acquiring party is opposed to such acquisition, and the acquiring party wishes nevertheless to proceed with the acquisition, a "fundamental disagreement" under the Sebastian Holdings Agreement would then result and the Sebastian Holdings Agreement would be deemed null and void, except with respect to the preemption right granted by Sebastian Holdings (if Sebastian Holdings is the acquiring party) or the put right granted to Sebastian Holdings (if BI is the acquiring party).

Also on November 18, 2005, BI, on its behalf and on behalf of BMI, Sebastian Holdings and CSCS entered into an additional amendment to the Sebastian Holdings Agreement, dated as of November 18, 2005, and attached as Exhibit 3 hereto ("AMENDMENT NO. 2" and, together with Amendment No. 1, the "AMENDMENTS TO THE SEBASTIAN HOLDINGS AGREEMENT"). Pursuant to the terms of Amendment No. 2, CSCS, a wholly-owned subsidiary of Sebastian Holdings to which Sebastian Holdings transferred, in order to refinance its investment in Havas, the Ordinary Shares it held and to which Sebastian Holdings assigned the put right granted by BI, became a party to, and bound by the terms and conditions of, the Sebastian Holdings Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Exhibit Description
-----------   -------------------

Exhibit 1 Transactions in Havas Ordinary Shares by the Bollore Filing Persons in the past 60 days

Exhibit 2 Amendment No. 1 to Agreement by and among Bollore Investissement and Sebastian Holdings Inc., dated November 18, 2005 (translated from French)

Exhibit 3 Amendment No. 2 to Agreement by and among Bollore Investissement, Sebastian Holdings Inc. and CSCS Limited, dated November 18, 2005 (translated from French)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 20, 2006

                                    VINCENT BOLLORE

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   BOLLORE MEDIAS INVESTISSEMENTS

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   BOLLORE INVESTISSEMENT

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   FINANCIERE DU LOCH

                                   By: /s/ Cedric de Bailliencourt**
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   MARC BEBON

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact


                                   CEDRIC DE BAILLIENCOURT

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt

                                   THIERRY MARRAUD

                                   By: /s/ Cedric de Bailliencourt*
                                      -------------------------------------
                                       Name:  Cedric de Bailliencourt
                                       Title: Attorney-in-fact

* Duly authorized under the Joint Filing Agreement, dated April 26, 2005, appointing Cedric de Bailliencourt agent and attorney-in-fact, by and among Mr. Vincent Bollore, Bollore Medias Investissements, Bollore Investissement and Messrs. Marc Bebon, Cedric de Bailliencourt and Thierry Marraud, filed as
Exhibit 3 to Amendment No. 2 to Schedule 13D filed on April 28, 2005, and incorporated herein by reference.

** Duly authorized under the Joint Filing Agreement, dated October 26, 2004, appointing Cedric de Bailliencourt agent and attorney-in-fact, by and among Mr. Vincent Bollore, Financiere du Loch and certain other parties, filed as Exhibit 3 to Schedule 13D filed on October 26, 2004, and incorporated herein by reference.

                                INDEX OF EXHIBITS

Exhibit No.   Exhibit Description
-----------   -------------------

Exhibit 1 Transactions in Havas Ordinary Shares by the Bollore Filing Persons in the past 60 days

Exhibit 2 Amendment No. 1 to Agreement by and among Bollore Investissement and Sebastian Holdings Inc., dated November 18, 2005 (translated from French)

Exhibit 3 Amendment No. 2 to Agreement by and among Bollore Investissement, Sebastian Holdings Inc. and CSCS Limited, dated November 18, 2005 (translated from French)